

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Edward Lu
Chief Financial Officer
Phoenix New Media Ltd
Sinolight Plaza, Floor 16
No. 4 Qiyang Road
Wangjing, Chaoyang District, Beijing, 100102
People's Republic of China

> **Re: Phoenix New Media Ltd**
> **Form 20-F for the Year Ended December 31, 2022**
> **File No. 001-35158**

Dear Edward Lu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yi Gao